                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              TB WOOD'S CORPORATION
                   (Name of Subject Company and Filing Person)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    872226105
                      (CUSIP Number of Class of Securities)

                                JOSEPH C. HORVATH
                              TB WOOD'S CORPORATION
                             440 NORTH FIFTH AVENUE
                             CHAMBERSBURG, PA 17201
                                 (717) 264-7161

                                    COPY TO:
                                DAVID E. SCHULMAN
                                   DECHERT LLP
                                2 SERJEANTS' INN
                                 LONDON EC4Y 1LT
                                 UNITED KINGDOM
                               +44 (0)20 7583 5353
            (Name, address and telephone number of person authorized
         to receive notices and communications on behalf of the Offeror)

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*               AMOUNT OF FILING FEE*
---------------------------------    -----------------------------------
          Not applicable.                     Not applicable.


  * This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.

|_| Check the box if any part of the filing fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:                  Filing Party:
         Form or Registration No.:                  Date Filed:

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transaction to which the statement relates:

|_| Third-party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

--------------------------------------------------------------------------------

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CHAMBERSBURG, PA (AUGUST 1, 2005)---TB Wood's Corporation (NASDAQ: TBWC)
announced today that its Board of Directors has approved a "Dutch Auction" tender offer to purchase up to 750,000 shares of its common stock at a price per share not less than $5.00 and not greater than $7.50. The mid-point of this range represents approximately a 21% premium to the closing price per share of the Company's common stock of $5.17 on the Nasdaq National Market on July 29, 2005. The maximum number of shares of the Company's common stock proposed to be purchased in the Dutch Auction tender offer represents approximately 14% of the outstanding shares of common stock. The tender offer is expected to commence within 7 days.

The purchase will be financed from borrowings under a proposed new mezzanine debt facility. As a result, the tender offer will be subject to the receipt of debt financing on terms and conditions satisfactory to the Company, in its reasonable judgment, in an amount sufficient to purchase the shares in the tender offer, to repay certain senior bank debt and to pay related fees and expenses. The tender will also be subject to the receipt of a minimum of 500,000 shares validly tendered and not withdrawn. Thomas C. Foley, one of the Company's directors and the largest stockholder, has informed the Company that he does not intend to tender shares pursuant to the tender offer and the Company's other directors and executive officers also have advised that they do not intend to tender any shares in the tender offer.

Under the procedures for a Dutch Auction tender offer, the Company's shareholders will have the opportunity to tender some or all of their shares at a price within the $5.00 to $7.50 per share range. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest per-share price within the range that will enable it to buy 750,000 shares of common stock, or if a lesser number of shares are properly tendered in an amount not less than 500,000 shares, all shares that are properly tendered and not withdrawn. All shares accepted in the tender offer will be purchased at the same determined price per share regardless of whether the shareholder tendered at a lower price. Shareholders whose shares are purchased in the offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period.

In addition to the financing condition and the minimum share condition described above, the offer is subject to a number of other terms and conditions that will be described in the offer to purchase to be distributed to shareholders. Neither the Company nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company. The offer to purchase and related documents are being mailed to record holders of shares of common stock and also will be made available for distribution to beneficial owners of shares of common stock.


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INVESTORS ARE URGED TO READ TB WOOD'S CORPORATION'S TENDER OFFER STATEMENT ON
FORM TO THAT IS EXPECTED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE TENDER OFFER, WHICH INCLUDES AS EXHIBITS, THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. EACH OF THESE DOCUMENTS HAS BEEN OR WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND INVESTORS MAY OBTAIN THEM FOR FREE FROM THE SECURITIES AND EXCHANGE COMMISSION WEBSITE (WWW.SEC.GOV) OR FROM D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL FREE AT (866) 669-5550.

The Company also announced that it reached agreement with its senior secured lender, Manufacturers and Traders Trust Company, to extend to its senior secured financing arrangement to April 1, 2009.

About TB Wood's

TB Wood's is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products which are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the Company operates production facilities in the United States, Canada, Mexico, Germany, Italy and India. Additional information on TB Wood's and our products can be found online at http://www.tbwoods.com.

Safe Harbor Statement

This press release contains statements which are forward looking within the meaning of applicable securities laws. These statements include or imply projections of future performance that are based upon the Company's current expectations and assumptions. These expectations and assumptions, as well as the Company's future performance, are subject to a number of risks and uncertainties. Factors that could cause actual results to differ from projected results are discussed in various of the Company's documents on file with the SEC.